Exhibit 99.1
Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change December 13, 2013
Item 3	News Release The news release dated December 13, 2013 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change Pretivm reported that 5,865 ounces of gold have been produced from the 10,302 dry tonnes of excavated material from the Valley of the Kings Bulk Sample Program.
Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pretivm reported that 5,865 ounces of gold have been produced from the 10,302 dry tonnes of excavated material from the Valley of the Kings Bulk Sample Program (the “Program”). The preliminary mill results for the 10,302 dry tonnes are shown in Table 1 below.

Table 1: Preliminary Mill Results from Processing (at December 12, 2013)

Tonnes Milled (Dry)	Gold Ounces Gravity Concentrate	Gold Ounces Flotation Concentrate	Gold Ounces Tailings	Total Contained Gold Ounces	Total Contained Silver Ounces
10,302	3,645	2,096	124	5,865	4,950

Notes: Preliminary mill results are provided by Strategic Minerals LLC, operator of the mill, and are subject to final establishment of weights and assays and settlement, including the gold recovered from the cleanout of the process equipment.

With processing of the bulk sample now completed, crews have commenced the cleanout of the ball mill, flotation tanks, concentrate tank and other process equipment to recover any gold trapped within the process equipment.

Program Outcomes

The results in Table 1 surpass the target of 4,000 ounces of gold which had been estimated to be produced from the 10,000 tonnes of material excavated for the Program.  The total number of ounces processed on an individual cross-cut basis will be reconciled to the local resource model prepared using the Program’s underground drilling component and documented as part of an updated NI 43-101-compliant Valley of the Kings Mineral Resource estimate to be completed by Snowden Industry Mining Consultants (“Snowden”).  The updated Mineral Resource estimate for the Valley of the Kings is expected later this month, with the NI 43-101-compliant Technical Report to follow.

The results from the Program’s underground drilling component (comprising 16,789 meters) and the results from the additional underground exploration drilling from Program drill bays (comprising 22,041 meters) are correlating well with the results from surface drilling conducted in the same area in 2011 and 2012.  Preliminary analysis of the Program results from both processing and drilling has been highly encouraging of the reliability of the geological model for the Valley of the Kings and the resource modelling for the November 2012 Mineral Resource estimate for the Valley of the Kings.

The area for the Program was selected as the bulk sample location based on the requirements that the bulk sample be excavated from an area representative of the (a) drillhole density that informs the Indicated Mineral Resource, (b) average grade of the Indicated Mineral Resource and the global resource for the Valley of the Kings, (c) proportion of low-grade, high-grade and extreme grade populations in the overall Indicated Mineral Resource and (d) style of stockwork gold mineralization characteristic of the Valley of the Kings.

Next Steps

An amended feasibility study for the Valley of the Kings based on the updated Mineral Resource is expected in the first half of 2014.  Additionally, Pretivm expects to file its Environmental Assessment Certificate application in the first quarter of 2014.

Independent Qualified Persons from Snowden are responsible for the review and sign-off of the milling and processing component of the Program, and will issue a final report on its completion.

Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.  Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 27th day of December, 2013